FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 6 November 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

TRAFFIC AND CAPACITY STATISTICS October 2003

Summary of the headline figures

In October 2003, passenger capacity, measured in Available Seat Kilometres, was 4.2 per cent above October 2002 and traffic, measured in Revenue Passenger Kilometres, was higher by 3.9 per cent. This resulted in a passenger load factor down 0.2 points versus last year, to 73.0 per cent. The increase in traffic comprised a 3.4 per cent increase in premium traffic and a 4.0 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 7.3 per cent. Overall load factor fell 0.6 points to 68.2 per cent

Market conditions

In total, market conditions seen over the last few months point to a more stable outlook for revenue. Traffic volumes continue to be sensitive to yield. Premium traffic remains under pressure despite some improvement in longhaul.

Strategic Developments

British Airways and Swiss International Air Lines began codesharing on each others services between London Heathrow, Geneva and Zurich.

Concorde made its last commercial flight. British Airways then announced the locations for the retirement of the seven Concordes which include Airbus UK, Filton Bristol; Manchester Airport Museum of Flight; National Museum of Scotland, near Edinburgh; Heathrow Airport; The Museum of Flight, Seattle; US The Intrepid Sea, Air and Space Museum, New York, US; and Grantley Adams Airport, Bridgetown, Barbados.

British Airways introduced the award-winning Club World flat bed as well as World Traveller Plus, its premier economy cabin, on services from London Gatwick to Houston, Dallas and Bermuda operated by Boeing 777s. Other services will follow.

A major programme of British Airways flight switches between Heathrow terminals begins with the transfer of two British Airways long haul destinations from Terminal 4 to Terminal 1. The full programme of flight switches will be phased over the next six months.

November 5, 2003

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

Month of October Financial year to date
April through October
BRITISH AIRWAYS GROUP Change Change
SCHEDULED SERVICES 2003 2002 (%) 2003 2002 (%)

Passengers carried (000)
UK/Europe 2079 2131 -2.4 15655 15741 -0.5
Americas 586 569 +3.0 4289 4062 +5.6
Asia Pacific 138 139 -0.5 809 933 -13.4
Africa and Middle East 239 213 +12.4 1568 1462 +7.2
Total 3042 3051 -0.3 22320 22198 +0.5

Revenue passenger km (m)
UK/Europe 1831 1741 +5.2 13278 12777 +3.9
Americas 3861 3825 +0.9 28666 27355 +4.8
Asia Pacific 1448 1398 +3.6 8621 9512 -9.4
Africa and Middle East 1608 1455 +10.6 10489 9760 +7.5
Total 8748 8419 +3.9 61054 59404 +2.8

Available seat km (m)
UK/Europe 2645 2524 +4.8 18839 18011 +4.6
Americas 5288 5183 +2.0 37193 36666 +1.4
Asia Pacific 1871 1775 +5.4 12174 12144 +0.2
Africa and Middle East 2185 2025 +7.9 14298 13975 +2.3
Total 11988 11507 +4.2 82503 80796 +2.1

Passenger load factor (%)
UK/Europe 69.2 69.0 +0.2 pts 70.5 70.9 -0.4 pts
Americas 73.0 73.8 -0.8 pts 77.1 74.6 +2.5 pts
Asia Pacific 77.4 78.8 -1.4 pts 70.8 78.3 -7.5 pts
Africa and Middle East 73.6 71.8 +1.8 pts 73.4 69.8 +3.6 pts
Total 73.0 73.2 -0.2 pts 74.0 73.5 +0.5 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK) 404 376 +7.3 2497 2480 +0.7
Total RTK 1275 1215 +5.0 8598 8415 +2.2
Available tonne km (m) 1871 1766 +6.0 12691 12437 +2.0

Overall load factor (%) 68.2 68.8 -0.6 pts 67.7 67.7 +0.0 pts
Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2003. Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602

CONTENTS

1. October Traffic & Capacity Statistics 5 November 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date: 5 November 2003
Sarah Billington Manager Shareholder Services